Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262195

Prospectus Supplement dated July 22, 2022

(To the Prospectus Dated February 4, 2022)

Ra Medical Systems, Inc.

This prospectus supplement No. 1 (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus (the “Prospectus”), dated February 4, 2022, included in our registration statement (File No. 333-262195) and declared effective by the Securities and Exchange Commission on February 3, 2022. The Prospectus relates to the offering of 9,535,000 units of Ra Medical Systems, Inc., a Delaware corporation (the “Units”). Each Unit consists of one (1) share of our common stock, one (1) warrant to purchase one (1) share of our common stock at an exercise price of $0.50 per share (or 100% of the price of each Unit sold in the offering) which was immediately exercisable and expires one (1) year from the date of issuance (a “Series A Warrant”), and one (1) warrant to purchase one (1) share of our common stock at an exercise price of $0.50 per share (or 100% of the price of each Unit sold in the offering) which was immediately exercisable and expires seven (7) years from the date of issuance (a “Series B Warrant”). Series A Warrants and Series B Warrants may be exercised only for a whole number of shares. No fractional shares were issued upon exercise of the Series A Warrants or Series B Warrants. The Units were not certificated. The shares of common stock, the Series A Warrants and the Series B Warrants were immediately separable and were issued separately in this offering.

We also offered to those purchasers, if any, whose purchase of units in this offering would otherwise result in such purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock immediately following the consummation of this offering, the opportunity to purchase, if any such purchaser so chooses, 14,467,893 pre-funded units (each pre-funded unit consisting of one (1) pre-funded warrant to purchase one (1) share of common stock, one (1) Series A Warrant and one (1) Series B Warrant, in lieu of units that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock. The purchase price of each pre-funded unit was equal to the price per unit being sold to the public in the offering, minus $0.0001, and the exercise price of each pre-funded warrant included in the pre-funded units was $0.0001 per share. The pre-funded warrants included in the pre-funded units were certificated and were immediately exercisable and may be exercised for a period of twenty (20) years following the date of issuance.

On June 18, 2022, we executed a non-binding letter of intent to merge the Company with Catheter Precision, Inc. (“Catheter Precision”), a private medical device company focused on cardiovascular diseases, including heart arrythmias (the “Merger”).

This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus and all other supplements thereto.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in our common stock involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks we have described on page 2 of this Supplement and those that we have described on page 11 of the Prospectus under the caption “Risk Factors” and in the documents incorporated by reference into the Prospectus and in any amendments or supplements to the Prospectus.

FORWARD-LOOKING
STATEMENTS

You should carefully consider the risk factors set forth here in this Supplement and in the Prospectus, as well as the other information contained in this Supplement and the Prospectus. This Supplement and the Prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Prospectus and the documents incorporated by reference therein identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this Supplement and the Prospectus.

RISK FACTORS

Risks Related to the Merger

If the conditions to the Merger are not met, the Merger may not occur.

On July 18, 2022, we executed a non-binding letter of intent to merge the Company with Catheter Precision, a private medical device company focused on cardiovascular diseases, including heart arrythmias. We are currently completing our due diligence review of Catheter Precision and are continuing negotiating the terms of a definitive merger agreement. Accordingly, we cannot provide any assurance that we will effect the Merger with Catheter Precision or, if we are able to consummate such a transaction, that the terms of any such Merger will be on the terms set forth in the term sheet or that the intended benefits of the Merger will be fully realized. Even if the Merger is approved by the stockholders of Ra Medical and Catheter Precision, specified conditions precedent must be satisfied or waived to complete the Merger, including conditions that are subject to the approval or consent of third parties. These conditions precedent include: confirmation from NYSE American that the Merger will not violate or otherwise be subject to sections of the NYSE American Listed Company’s Guide relating to treatment of the Merger as a reverse merger transaction or requiring shareholder approval to approve the Merger or to issue shares of our common stock and/or preferred stock to the securityholders of Catheter Precision; our obligation to deliver a minimum of $5.0 million in “net cash” at the closing of the Merger; not being designated as a “shell company” by the Securities and Exchange Commission (the “SEC”) or the NYSE American; satisfactory resolution, in the sole discretion of Catheter Precision, of the outstanding putative securities class action complaint and shareholder derivative complaint that we have previously disclosed; the review and completion of due diligence by Catheter Precision of the Settlement Agreement and Corporate Integrity Agreement associated with our settlements with the United States Department of Justice, the Office of the Inspector General of the Department of Health and Human Services and the participating states (collectively, the “Settlement Agreement”), and Catheter Precision’s decision, in its sole discretion, to proceed with the Merger in light of the terms of the Settlement Agreement, as may be subsequently modified, amended or terminated.  We cannot assure you that all of the conditions precedent will be satisfied or waived or that we will receive any of the required third party consents or approvals. If the conditions precedent are not satisfied or waived in a timely manner or at all, the Merger may not occur or will be delayed, and we may lose some or all of the intended benefits of the Merger.

If we are unable to consummate the Merger, then we anticipate that we will continue conducting a review of our strategic alternatives and/or seek additional financing. If we are unable to consummate one or more strategic transactions or secure additional financing, then we may also be required to liquidate our assets and dissolve the company.

If we are unable to consummate the Merger, then we anticipate that we will continue conducting a review of our strategic alternatives and/or seek additional financing. However, no assurance can be provided that we will be able to consummate a strategic transaction or obtain additional financing on a timely basis or on commercially reasonable terms, if at all. Our failure to raise capital or consummate a strategic transactions would have a material adverse effect on our financial condition and we may be unable to continue as a going concern and may be required to liquidate our assets and dissolve our company.

If we were to dissolve our company and liquidate our assets, we would be required to pay all of our debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount or timing of available cash left to distribute to our stockholders after paying our debts and other obligations and setting aside funds for potential future claims.

Future sales or issuances of substantial amounts of our common stock, including, potentially, as a result of the Merger with Catheter Precision, could result in significant dilution.

In the event that the Merger with Catheter Precision is completed and subject to receipt of stockholder approval, we would expect to issue a significant number of shares of our common stock to the stockholders of Catheter Precision. Additionally, we may elect to raise additional capital due to market conditions or strategic considerations as a result of the Merger. If additional shares are issued in connection with the proposed merger transaction or additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in further dilution to investors in this offering.

The market price of our common stock following the Merger may decline as a result of the Merger.

The market price of our common stock may decline as a result of the Merger for a number of reasons including, but not limited to, if:

•	investors react negatively to the prospects of the post-Merger public company’s business and prospects from the Merger;
•	the effect of the Merger on the post-Merger public company’s business and prospects is not consistent with the expectations of financial or industry analysts; or
•	the post-Merger public company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.

We may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. In addition, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, or from being completed within the expected timeframe, which may adversely affect our and Catheter Precision’s respective businesses, financial positions and results of operation. Currently, neither we nor Catheter Precision is currently aware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the Merger.

Our and Catheter Precision’s equity holders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

The post-Merger public company may not be able to realize the full strategic and financial benefits currently anticipated from the Merger and if such benefits are not fully realized as a result of the Merger, then our and Catheter Precision’s equity holders will have experienced dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the post-Merger public company.

REPRICING OF WARRANTS

On July 22, 2022, the Company reduced the exercise price for all of the Company’s outstanding Series A Warrants and Series B Warrants from $0.50 per share to $0.28 per share (the “Reduced Exercise Price”).  As of such date, 26,955,335 Series A Warrants were outstanding and 26,955,335 Series B Warrants were outstanding. As a result of the Reduced Exercise Price, the aggregate net proceeds that the Company may receive from the exercise of the Warrants (assuming all Warrants are exercised in cash) will decrease from approximately $26,955,335 million to $15,094,988 million.

Other than the reduction in the per share exercise price for the Warrants, all other terms and provisions of the Warrants remain unchanged.

Prospectus Supplement No. 1

Dated July 22, 2022